Commission File No. 333-8878

                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of May, 2005


                          ULTRAPETROL (BAHAMAS) LIMITED
                 (Translation of registrant's name into English)

                          H & J Corporate Services Ltd.
                                  Shirlaw House
                                87 Shirley Street
                               Nassau, The Bahamas
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F [X]   Form 40-F [_]

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [_]    No [X]


INFORMATION CONTAINED IN THIS FORM 6-K REPORT

         Set forth herein are a copy of the Company's report for the three months ended March 31, 2005, containing certain unaudited financial information and a Management's Discussion and Analysis of Financial Condition and Results of Operations.

                          ULTRAPETROL (BAHAMAS) LIMITED

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION FOR THE THREE MONTHS
                         ENDED MARCH 31, 2005 AND 2004

     The following discussion and analysis should be read in conjunction with the unaudited condensed consolidated financial statements of Ultrapetrol (Bahamas) Limited ("the Company") and subsidiaries for the three months ended March 31, 2005 and 2004 included elsewhere in this report.

General

     We are a diversified ocean and river transportation company involved in the carriage of dry liquid bulk cargoes as well as passengers. In our Ocean Business, we are an owner and operator of oceangoing vessels that transport petroleum products, dry cargo and passengers around the world. Our Ocean Business fleet dedicated to the carriage of cargo has a capacity of approximately 785,000 dwt, and our three versatile Suezmax/OBO vessels are capable of carrying either dry bulk or liquid cargoes. Our River Business is the largest owner and operator of river barges and push boats in the Hidrovia region of South America, a fertile agricultural region of navigable waters on the Parana, Paraguay and Uruguay Rivers and part of the River Plate, which flow through Brazil, Bolivia, Uruguay, Paraguay and Argentina. In addition, in November, 2002, we entered into a joint venture to form UP Offshore (Bahamas) Ltd. ("UP Offshore"), a company in which we own a 27.78% interest and which will provide transportation services to offshore petroleum exploration and production companies, with a particular emphasis on the Brazilian market.

     Our business strategy focuses on maintaining an efficient and flexible fleet, which allows us to provide an array of transportation services to customers in several different industries. We believe that the flexibility of our fleet and the diversity of industries that we service reduce our dependency on any particular sector of the transportation industry.

     Currently, we own eight oceangoing vessels (one of which is currently used as a transfer station in our River Business and another is a passenger vessel) that operate in South America, the Caribbean, the United States, Europe and the Far East. One of our vessels (Cape Pampas) is owned through our 60% owned subsidiary, Ultracape (Holdings) Ltd. ("Ultracape"). The Company's Suezmax OBO's (Princess Katherine, Princess Nadia and Princess Susana), are designed to carry oil as well as ore and other dry bulk commodities. These vessels together with our Cape Pampas are currently employed in the carriage of bulk dry cargoes.

     During the first quarter ended March 31, 2005, we employed a significant part of our ocean fleet on time charter for different customers. During the first quarter of 2005, the international freight market maintained average rates significantly above those experienced in 2004.

     On January 7, 2005 IFC and KfW disbursed the remaining $7.5 million of the $30 million loan granted to UABL in 2002. These funds were used to finance the purchase and transportation from USA to the River Plate of 35 dry barges additionally using the Company's internally generated funds we purchased two pushboats and other auxiliary equipment.

     We entered into a contract on March 4, 2005 to sell our vessel, Cape Pampas, for a price of approximately $39.9 million. The vessel was delivered to the new owners on May 6, 2005.

     We also entered into a contract on March 4, 2005 to buy the cruise vessel, New Flamenco, for a price of $13.5 million. This transaction was consummated on March 24, 2005. The New Flamenco is managed by Ravenscroft (an affiliate of ours) and we have agreed to continue her employment agreement with a large European tour operator.

Contractual Methods of Earning Revenues and Allotting Expenses

     Ocean revenues can be contracted either on a time charter basis or on a COA basis. Under the terms of a time charter, the charterer pays the ship owner a daily rate for the use of the vessel and, in addition, the charterer pays directly for all voyage expenses (including fuel and port charges). In contrast, under the terms of a COA, the charterer pays the ship owner a rate based on tonnage shipped (expressed in dollars per metric ton of cargo), but the ship owner pays all voyage expenses. Accordingly, the charterer pays a higher overall sum under a COA than under a time charter to compensate the ship owner for having to pay the voyage expenses. Consequently, time charters result in lower revenues and lower expenses for the ship owner than COAs, while COAs result in higher revenues and higher expenses for the shipowner than time charters. Both time charters and COAs at comparable price levels result in approximately the same operating income. However, the margin as a percentage of revenues may differ significantly. The differences between time charters and COAs are summarized below:

          o    Time Charter:

               o Revenue is derived from a daily rate paid for the use of the vessel

               o    Charterer pays for all voyage expenses

          o    COA:

               o Revenue is derived from a rate based on tonnage shipped expressed in dollars per metric ton of cargo

               o Vessel owner pays for all voyage expenses

Revenues

     Time charter revenues accounted for 58% of our total revenues (ocean and river) for the three months ended March 31, 2005. COA revenues accounted for 42 % of our total revenues for the three months ended March 31, 2005. With respect to COAs entered into in connection with our Ocean Business and River Business, of the total revenues obtained from COAs during the first quarter of 2005, 86% were in respect of repetitive voyages for our regular customers and 14% in respect of single voyages for occasional customers.

     In our Ocean Business, demand for our services is driven by the global movements of liquid and dry bulk cargoes. Our primary liquid cargo is petroleum and our key dry bulk cargoes include various agricultural products, coal and iron ores.

     In our River Business, demand for our services is driven by agricultural, mining and forestry activities in the Hidrovia region. Products move from the inland areas of the Hidrovia region out to the Atlantic Ocean via the Parana and Paraguay Rivers. Conversely, our tanker barges carry petroleum products from the Atlantic Ocean to inland regions of South America via the Parana and Paraguay Rivers. Substantially all of the push boats and barges in our River Business are employed on a COA basis whereby we enter into contracts with our customers to carry set volumes of dry or liquid cargo, typically for periods of up to one year.

     As of March 31, 2005, UP Offshore had not formally entered into any contracts to provide offshore transportation services.

Expenses

     In our Ocean Business, our vessel operating expenses, or running costs, are generally paid through Ravenscroft, a related party, which provides ship management services for our oceangoing vessels. Operating expenses include the cost of all ship management, crewing, spares and stores, insurance, lubricants, repairs and maintenance. The most significant of these expenses are maintenance and repairs, wages paid to marine personnel and marine insurance costs.

     Our other primary operating expenses include general and administrative expenses as well as ship management and administration fees paid to Ravenscroft and Oceanmarine, another related party, which provides certain administrative services. We pay Oceanmarine a monthly fee of $10,000 per oceangoing vessel for administrative services including general administration and accounting (financial reporting, preparation of tax returns), use of office premises, a computer network, secretarial assistance and other general duties. We pay Ravenscroft a monthly ship management fee of $12,500 per oceangoing vessel for services including technical management, crewing, provisioning, superintendence and related accounting functions. We do not expect to pay fees to any related party other than those described here for management and administration functions.

     In our River Business, prior to our acquisition of the remaining 50% equity interest in UABL, our subsidiaries that owned push boats and barges contracted with Lonehort, Inc., a subsidiary of UABL, for ship management services and generally paid our operating expenses through Lonehort. Our operating expenses include the cost of all ship management, crewing, spares and stores, insurance, lubricants, repairs and maintenance. Following the acquisition of the remaining 50% equity interest in UABL, all ship management services are performed, and all operating expenses are paid, in-house. UABL employs the services of Tecnical Services S.A. to provide crew recruitment services in Argentina and Paraguay. We pay Tecnical Services S.A. $140,000 per year, plus an additional $50 for each active crew member. We do not expect to pay fees to any related entity other than those described here for management and administration functions.

     In the Offshore Business, we expect operating expenses to include the cost of all ship management, crewing, spares and stores, insurance, lubricants, repairs and maintenance.

     Through UABL, we own a drydock and a repair facility for our river fleet at Pueblo Esther, Argentina and land for the construction of two terminals in Argentina and 50% joint venture participations in two grain loading terminals in Paraguay. UABL also rents offices in Asuncion, Paraguay and Buenos Aires, Argentina. We do not own any other buildings and do not pay any other rental expense other than as a portion of the administration fees paid to Oceanmarine. Also through Ultracape Delaware LLC, we own land for expansion of a maritime oil products terminal in Mexico.

Foreign Currency Transactions

     Substantially all of our revenues are denominated in U.S. dollars. However, for the three months ended March 31, 2005, 14% of our total revenues were denominated in U.S. dollars but collected in Argentine Pesos and Paraguayan Guaranies at the equivalent amount of U.S. dollars at the payment date, and 22% of our total out of pocket operating expenses were paid in Argentine Pesos and Paraguayan Guaranies. Our operating results, which are reported in U.S. dollars, may be affected by fluctuations in the exchange rate between the U.S. dollar and the local currencies. For accounting purposes, revenue and expense accounts are translated into U.S. dollars at the exchange rate prevailing on the date of each transaction.

Inflation

     We do not believe that inflation has had a material impact on our operations, although certain of our operating expenses (e.g., crewing, insurance and drydocking costs) are subject to fluctuations as a result of market forces. Inflationary pressures on bunker costs are not expected to have a material effect on our future operations in the case of our ocean vessels which are mostly time chartered to third parties since it is the charterers who pay for fuel. If the ocean vessels are employed under COA's, freight rates for voyage charters are generally sensitive to the price of a ship's fuel. A sharp rise in bunker prices may have a temporary negative effect on results since freights generally adjust after prices settle at a higher level. In our river business, we have some of our freight agreements adjusted by bunker prices automatically, in other cases we have periodic renegotiations which adjust for fuel prices and in other cases we adjust the fuel component of our cost into the freights on a seasonal or yearly basis.

Legal proceedings

1) Bahia Blanca Customs Dispute

     Our subsidiary, Ultrapetrol S.A., is involved in a customs dispute with the Customs Authority of Bahia Blanca in Argentina over the alleged unauthorized operation of the Princess Pia in Argentina during 2001. As a result, the Customs Authority of Bahia Blanca issued a resolution claiming the sum of Argentine pesos 4,689,695 (approximately U.S. $1,610,000) as import taxes and the sum of Argentine pesos 4,689,695 (approximately U.S. $1,610,000) as fines. In response to said resolution, on March 16, 2004, Ultrapetrol S.A. submitted an appeal with the Argentine Tax Court arguing that it did not breach any applicable customs laws since the Princess Pia operated within Argentine territory only during the periods in which it was expressly authorized by the competent authorities. Said appeal is pending resolution by the Argentine Tax Court. Based upon the facts and circumstances of the case, the existing regulations and our insurance coverage, we do not believe that the outcome of this matter should have a material impact on our financial position or results of operations.

2) Brazilian Customs Dispute

     Our subsidiary, Ultrapetrol S.A., is involved in a customs dispute with the Brazilian Customs tax authorities over the alleged infringement of customs regulations by the Alianza G3 and Alianza Campana (collectively, the "Vessel") in Brazil during 2004. As a result, the Brazilian Customs tax authorities commenced an administrative proceeding and applied the penalty of apprehension of the Vessel which required the Vessel to remain in port or within a maximum of five nautical miles from the Brazilian maritime coast. The maximum customs penalty that could be imposed would be confiscation of the Vessel, which is estimated by the Brazilian Customs tax authorities to be valued at U.S. $4,560,000. On February 22, 2005, we were notified of the decision that grounds on which the tax assessment was based were ratified. In response to this decision, on February 28, 2005, we presented a specific request for clarification of the decision. We simultaneously presented a petition to the Secretary of the Brazilian Internal Revenue Service requesting the replacement of the confiscation penalty applied to the Vessel by a penalty corresponding to 1% (one percent) of the value of the Vessel. Both of our requests made on February 28, 2005 are still pending judgment.

     On the same day that Ultrapetrol S.A. presented its defense to the above mentioned administrative proceeding, a writ of injunction was filed on behalf of Ultrapetrol S.A. seeking a judicial authorization allowing the return of the Vessel to Boias de Xareu, which is located almost 20 nautical miles from the Brazilian maritime coast, so the Vessel could resume its prior services. The preliminary injunction was granted by the court in favor of Ultrapetrol S.A. on September 17, 2004, conditioned on the weekly presentation of shipping letters describing the location of the Vessel and the Vessel is now back in service at Boias de Xareu. The tax authorities filed an interlocutory appeal against the preliminary injunction that was granted in our favor. Currently, our lawsuit and the interlocutory appeal by the tax authorities are pending judgment.

     We note that in case we are not successful on the merits, under our insurance coverage, we could request from The Standard Club, the Vessel's P&I insurer, an indemnity corresponding to the value of the Vessel. Based upon the facts and circumstances of the case, including the fact that the Vessel was operating under a specific written authorization officially granted by the Brazilian government, the existing regulations and our insurance coverage, we do not believe that the outcome of this matter should have a material impact on our financial position or results of operations.Various other legal proceedings involving us may arise from time to time in the ordinary course of business. However, we are not presently involved in any legal proceedings that, if adversely determined, would have a material adverse effect on us .

Results of Operations

Three months ended March 31, 2005 compared to the three months ended March 31, 2004.

The following table sets forth certain historical income statement data for the periods indicated derived from the Company's statements of operations expressed in thousands of dollars.

                                                             Three Months ended   Three Months ended
                                                                  31.Mar.05           31.Mar.04
Revenues
   Attributable to ocean fleet                                       17,442           16,099
   Attributable to river fleet                                       12,533            2,710
          Total Revenues                                             29,975           18,809
                                                                   ---------        --------
Voyage expenses
   Attributable to ocean fleet                                         (343)            (482)
   Attributable to river fleet                                       (5,903)
                                                                   ---------        --------
          Total                                                      (6,246)            (482)

Running cost
   Attributable to ocean fleet                                       (3,814)          (3,816)
   Attributable to river fleet                                       (3,854)          (1,751)
                                                                   ---------        --------
          Total                                                      (7,668)          (5,567)


Amortization of dry-dock expense                                     (1,771)            (973)

Depreciation of property and equipment                               (3,524)          (2,884)

Management fees and administrative expenses                          (1,992)          (1,516)

Other operating income (expenses)                                         -            (200)
                                                                   ---------        --------
Operating profit                                                      8,774            7,187

 Financial expense                                                   (4,613)          (3,767)

 Financial gain (loss) on extinguishments of debts                                       188

     Revenues. Total revenues from our ocean fleet, net of commissions, increased from $16.1 million in the first quarter 2004 to $17.4 million in 2005, or an increase of 8 %. This increase is primarily attributable to the effect of the revenues of the new vessel New Flamenco and the higher time charter rates of our Princess Nadia, Princess Katherine and Cape Pampas during the first three months of 2005. These increases were partially offset by the decrease of revenues due to the sale of our vessel Princess Eva.

     Total revenues from our river fleet, net of commissions, increased by 363% from $2.7 million in the first quarter of 2004 to $12.5 million in the same period of 2005. This increase is primarily attributable to the consolidation of UABL revenues since the second quarter of 2004, while in the first quarter of 2004 river revenues only included the net proceeds for those of our vessels which were chartered by UABL.

     Voyage expenses. In the first three months of 2005, voyage expenses of our ocean fleet were $0.3 million, as compared to $0.5 million for the same period of 2004, a decrease of $0.2 million, or 40%. The decrease is primarily attributable to the effect of the sale of the Princess Eva.

     In the first quarter of 2005, voyage expenses of our river fleet were $5.9 million, as compared to $0 million for the same period of 2004, an increase of $5.9 million. The increase is attributable to the effect of the consolidation of UABL, as our subsidiary since the second quarter of 2004.

     Running costs. Running costs of our ocean fleet were $3.8 million in the first quarter of 2005 and 2004 period . This non variance is mainly attributable to the net effect of the sale of our vessel Princess Eva offset by the increase of the running cost of the new vessel New Flamenco.

     In the first three months of 2005, running expenses of our river fleet were $3.9 million, as compared to $1.8 million for the same period of 2004, an increase of $2.1 million. The increase is attributable to the effect of the consolidation of UABL, as our subsidiary since the second quarter of 2004.

     Amortization of drydock expense. Amortization of dry docking and special survey costs increased by $0.8 million, or 80%, to $1.8 million in the first quarter of 2005 as compared to $1.0 million in 2004. The increase is primarily attributable to the large amortization expenses of the Alianza G3 and Princess Katherine.

     Depreciation of property and equipment. Depreciation increased by $0.6 million, or 21%, to $3.5 million in the first three months of 2005 as compared to $2.9 million in the same period of 2004. This increase is primarily due to the purchase of a new tugs and river barges and the new cruiser vessel New Flamenco and the depreciation of the UABL fleet which was partially offset by the sale of our vessel Princess Eva.

     Management fees and administrative expenses. Management fees and administrative expenses were $2.0 million in the first quarter of 2005 as compared to $1.5 million in the same period in 2004. This increase of $0.5 million is attributable mainly to an increase in the overhead expenses produced by the consolidation of UABL of $0.6 million which was partially offset by a decrease in management fees of our ocean fleet in the amount of $0.1 million resulting from a reduced number of vessels in operation.

     Other operating income (expenses). This account disclosed an income of $0.0 million in the first three months of 2005 and a loss of $0.2 million in 2004. The difference is mainly attributable to the effect of a decrease in the losses from the sale of property, plant and equipment of $0.2.

     Operating profit. Operating profit for the first three months of 2005 was $8.8 million, an increase of $1.6 million from the same period in 2004. In comparing these figures, the difference is mainly attributable to the higher results obtained from our vessels Princess Nadia and Princess Katherine, the sale of our Princess Marisol and Princess Laura as well as the consolidation of the results of UABL following the acquisition of the remaining 50% equity interest in that company.

     Interest expense. Interest expense increased by about $0.8 million or 21%, to $4.6 million in the first quarter of 2005 as compared to $3.8 million in the equivalent 2004 period. This variation is primarily attributable to the higher level of financial debt on our vessels and an increase of $0.6 million in interest expenses attributable to the effect of the consolidation of UABL, as our subsidiary.

     Financial gain (loss) on extinguishments of debt. During the first three months of 2004 we recognized a gain of $0.2 million for the repurchase of our senior Notes due 2008.

Liquidity and Capital Resources

     We operate in a capital-intensive industry requiring substantial ongoing investments in revenue producing assets. Our subsidiaries have historically funded their vessel acquisitions through a combination of bank indebtedness, shareholder loans, cash flow from operations and equity contributions.

     As of March 31, 2005, we had total indebtedness of $231.5 million, consisting of: $180.0 million from our Senior Notes due 2014; $9.6 million in a senior loan facility with DSB for Braddock Shipping Inc., a 60% owned subsidiary, for the refinancing of the vessel Cape Pampas. Also as of March 31, 2005, UABL, as our subsidiary, had the following indebtedness: $20.0 million in a senior loan facility with IFC, $10.0 million with KfW, $2.0 million with Citibank NA, $0.7 million with Touax LPG SA and $2.9 million with Transamerica Leasing Inc. There was also accrued interest expenses for these loans of $6.3 million.

     At March 31, 2005, we had cash and cash equivalents on hand of $19.2 million. In addition, we had $3.0 million in restricted cash and $0.2 million in short term investments. Also we have $19.6 million in non-current restricted cash.

Operating Activities

     In the first quarter of 2005, we generated $12.1 million in cash flow from operations compared to $11.8 million for the same period in 2004. Net income for the three months ended March 31, 2005 was $3.8 million which is $0.7 million more than the net income in the same period of 2004.

     Net cash provided by operating activities consists of our net income increased by non-cash expenses, such as depreciation and amortization of deferred charges, and adjusted by changes in working capital and expenditures in dry dock.

Investing Activities

     During the first quarter ended March 31, 2005, we disbursed $6.0 million in the purchase of push boats and river barges and $13.5 million in the purchase of the vessel New Flamenco which we paid partially with funds available in restricted cash.

Financing Activities

     Net cash provided by financing activities was $16.8 million during the three months of 2005 , compared to a net cash process of $1.1 million in financing activities during the comparable period in 2004. The increase in cash provided by financing activities in this period is mainly attributable to the application $12.1 million of restricted cash to the purchase of the vessel New Flamenco and $7.5 million disbursed from IFC and KfW of the remaining of the $30 million loan granted to UABL in 2002 , partially offset with the repayments of principal on its financial debt made during 2005.

Recent Developments

     On April 6, 2005 we purchased at auction for a price of $3.4 million the cruise vessel, World Renaissance, which was delivered and fully paid for on April 19, 2005. This vessel will have to pass her drydock and surveys before she enters into service.

     On the April 28, 2005 we agreed to purchase the product tanker, Mt Sun Chemist, for a total price of $10.3 million.

                 ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

              INDEX TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

           FOR THE THREE MONTHS PERIODS ENDED MARCH 31, 2005 AND 2004

                                   (Unaudited)



                                          Contents                         Page


Financial Statements

     -   Condensed Consolidated Balance Sheets as of
         March 31, 2005 and 2004                                            F-1

     -   Condensed Consolidated Statements of Income
         for the three months periods ended March 31, 2005 and 2004         F-2

     -   Condensed Consolidated Statements of Changes
         in Stockholders' Equity for the three
          months periods ended March 31, 2005 and 2004                      F-3

     -   Condensed Consolidated Statements of Cash Flows
         for the three months periods ended March 31, 2005 and 2004         F-4

     -   Notes To Condensed Consolidated Financial
         Statements as of March 31, 2005 and 2004                           F-5


                 ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

                CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)
    (Stated in thousands of U.S. dollars, except par value and share amounts)

                                                                                             March 31,        December 31,
                                                                                                2005              2004
                                                                                          ----------------- -----------------
     ASSETS

       CURRENT ASSETS
         Cash and cash equivalents                                                           $   19,245       $    11,602
         Restricted cash                                                                          2,980             2,975
         Investments                                                                                222               217
         Accounts receivable, net of allowance for doubtful
           accounts of 799 and 739 in 2005 and 2004, respectively                                 8,809             6,385
         Receivables from related parties                                                         4,244             3,933
         Marine and river operating supplies                                                      2,696             2,194
         Prepaid expenses                                                                         5,597             4,101
         Other receivables                                                                        5,437             5,724
                                                                                          ----------------- -----------------
           Total current assets                                                                  49,230            37,131
                                                                                          ================= =================
       NONCURRENT ASSETS

         Dry dock                                                                                11,604            11,716
         Other receivables                                                                        7,133             7,944
         Receivables from related parties                                                         2,983             2,540
         Property and equipment, net                                                            176,617           160,535
         Restricted cash                                                                         19,632            30,010
         Investment in affiliates                                                                15,901            15,607
         Other assets                                                                             7,899             8,165
                                                                                          ----------------- -----------------
           Total noncurrent assets                                                              241,769           236,517
                                                                                          ----------------- -----------------
           Total assets                                                                      $  290,999       $   273,648
                                                                                          ================= =================

     LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY

       CURRENT LIABILITIES

         Accounts payable and accrued expenses                                               $   13,920       $    11,487
         Payable to related parties                                                                 521               768
         Other financial debt                                                                    16,200            10,108
         Current portion of capital lease obligations                                               704               695
         Other payables                                                                             624               632
                                                                                          ----------------- -----------------
           Total current liabilities                                                             31,969            23,690
                                                                                          ----------------- -----------------
       NONCURRENT LIABILITIES

         Long-term debt                                                                         180,000           180,000
         Other financial debt, net of current portion                                            34,565            29,430
         Capital lease obligations, less current portion                                              -               180
         Account payable and accrued expenses                                                       219               219
                                                                                          ----------------- -----------------
           Total noncurrent liabilities                                                         214,784           209,829
                                                                                          ----------------- -----------------
           Total liabilities                                                                 $  246,753       $   233,519
                                                                                          ----------------- -----------------

       MINORITY INTEREST                                                                     $    6,814       $     6,468
                                                                                          ----------------- -----------------
       MINORITY INTEREST SUBJECT TO PUT RIGHTS                                               $    4,732       $     4,751
                                                                                          ----------------- -----------------

       SHAREHOLDERS' EQUITY
         Common stock, $.01 par value: authorized
            shares 2,134,452, issued and outstanding 2,109,240                                       21                21
         Treasury stock                                                                         (20,332)          (20,332)
         Additional paid-in capital                                                              68,884            68,884
         Accumulated deficit                                                                    (16,073)          (19,863)
         Accumulated other comprehensive income                                                     200               200
                                                                                          ----------------- -----------------
         Total shareholders' equity                                                          $   32,700       $    28,910
                                                                                          ----------------- -----------------
       Total liabilities, minority interests and shareholders' equity                        $  290,999       $   273,648
                                                                                          ================= =================

                             See accompanying notes.

           CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

                      (Stated in thousands of U.S. dollars)


                                                      Three month period ended
                                                              March 31,
                                                      --------------------------
                                                         2005         2004
                                                      ------------ -------------

REVENUES

    Revenues from third parties                       $   29,358   $   15,455
    Revenues from related parties                            617        3,354
                                                      ------------ -------------
    Total revenues                                        29,975       18,809
                                                      ------------ -------------

OPERATING EXPENSES

    Voyage expenses                                       (6,246)        (482)
    Running costs                                         (7,668)      (5,567)
    Amortization of dry dock                              (1,771)        (973)
    Depreciation of property and equipment                (3,524)      (2,884)
    Management fees to related parties                      (426)        (490)
    Administrative expenses                               (1,566)      (1,026)
    Other operating income (expenses)                          -         (200)
                                                      ------------ -------------

                                                         (21,201)     (11,622)
                                                      ------------ -------------
  Operating profit                                         8,774        7,187
                                                      ------------ -------------

OTHER INCOME (EXPENSES)

    Financial expense                                     (4,613)      (3,767)
    Financial gain on extinguishment of debt                   -          188
    Financial income                                         179           44
    Investment in affiliates                                   5         (254)
    Other income                                               4           59
                                                      ------------ -------------
    Total other expenses                                  (4,425)      (3,730)
                                                      ------------ -------------

  Income before income taxes and minority interest         4,349        3,457

    Income taxes                                            (172)         (52)
    Minority interest                                       (387)        (314)

                                                      ------------  ------------
  Net income for the period                           $    3,790    $   3,091
                                                      ============ =============


                             See accompanying notes.


           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                   (UNAUDITED)

                      (Stated in thousands of U.S. dollars)


                                                Additional                 Accumulated other    Accumulated
                                     Common      paid-in      Treasury      comprehensive      Accumulated
             Balance                 stock       capital        stock           income           deficit       Total
-------------------------------- ------------  -----------  ------------- ------------------  -------------- -------------
December 31, 2003                     $    21   $ 68,884     $ (20,332)   $       222        $   (25,002)    $  23,793

Comprehensive income:
-    Change in value of derivatives         -          -             -            (42)                 -           (42)
-    Net income for the period              -          -             -              -              3,091         3,091
                                                                                                             -------------
Total comprehensive income                                                                                       3,049
                                   ----------  -----------  ------------- ------------------  -------------- -------------
March 31, 2004                             21     68,884       (20,332)           180            (21,911)       26,842
                                   ==========  ===========  ============= ==================  ============== =============
December 31, 2004                          21     68,884       (20,332)           200            (19,863)       28,910
Net income and comprehensive income         -          -             -              -              3,790         3,790
                                   ----------  -----------  ------------- ------------------  -------------- -------------
March 31, 2005                        $  21     $ 68,884     $ (20,332)   $       200        $   (16,073)    $  32,700
                                   ==========  ===========  ============= ==================  ============== =============


                                                            See accompanying notes.


           CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

                      (Stated in thousands of U.S. dollars)

                                                                                   Three month period
                                                                                     ended March 31,
                                                                                  2005             2004
                                                                            ----------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES

   Net income for the period                                                    $    3,790       $    3,091

   Adjustments to reconcile net income to net cash provided by operating activities:

     Depreciation of property and equipment                                          3,524            2,884
     Amortization of dry dock                                                        1,771              973
     Expenditure for dry dock                                                       (1,659)            (979)
     Note issuance expenses amortization                                               166              152
     Minority interest in equity of subsidiaries                                       387              314
     Financial gain on extinguishment of debt                                            -             (188)
     Loss from disposal of property and equipment                                        -              200
     Net gain (loss) from investment in affiliates                                      (5)             254
     Allowance for doubtful accounts                                                    60                -

   Changes in assets and liabilities:
       (Increase) decrease in assets:
          Accounts receivables                                                      (2,484)           2,869
          Receivable from related parties                                              939           (1,171)
          Marine and river operating supplies                                         (502)              18
          Prepaid expenses                                                          (1,496)            (664)
          Other receivables                                                          1,098              945
          Other                                                                        100                -
       Increase (decrease) in liabilities:
          Accounts payable and accrued expenses                                      2,433              118
          Payable to related parties                                                  (247)            (503)
          Other                                                                      4,225            3,495
                                                                            ----------------------------------
          Net cash provided by operating activities                                 12,100           11,808
                                                                            ----------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES

   Purchase of property and equipment                                              (19,606)          (6,667)
   Proceeds from disposals of property and equipment                                     -            3,825
   Increase in loan to related parties                                              (1,693)               -
   Other                                                                                (5)          (4,386)
                                                                            ----------------------------------
          Net cash used in investing activities                                    (21,304)          (7,228)
                                                                            ----------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES

   Decrease (Increase) in restricted cash                                           10,373           (3,471)
   Payments of long-term financial debt                                               (966)          (1,444)
   Proceeds from long-term financial debt                                            7,500                -
   Proceeds from issuance of redeemable preference shares of subsidiary                  -            3,000
   Minority interest in equity of subsidiaries                                           -            3,557
   Funds used in reacquisition of Notes                                                  -             (499)
   Other                                                                               (60)               -
                                                                            ----------------------------------
          Net cash provided by financing activities                                 16,847            1,143
                                                                            ----------------------------------
          Net increase in cash and cash equivalents                                  7,643            5,723

          Cash and cash equivalents at the beginning of year                    $   11,602            8,248
                                                                            ----------------------------------
          Cash and cash equivalents at the end of period                        $   19,245           13,971
                                                                            ----------------------------------

                             See accompanying notes.

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

        (Stated in thousands of U.S. dollars, except otherwise indicated)

                 (Information to the three-month periods ended
                     March 31, 2005 and 2004 is unaudited)

1.   CORPORATE ORGANIZATION AND CONSOLIDATED COMPANIES

     Organization

     Ultrapetrol (Bahamas) Limited ("Ultrapetrol Bahamas" or "the Company", "us" or "we") is a company organized and registered as a Bahamas Corporation since December 1997.

     The Company is a diversified ocean and river transportation company involved in the carriage of dry and liquid cargoes. In its Ocean Business, it is an owner and operator of oceangoing vessels that transport petroleum products and dry cargo around the world. In its River Business is operator of river barges and push boats in the Hidrovia region of South America, a region on navigable waters on the Parana, Paraguay and Uruguay Rivers and part of the River Plate, which flow through Brazil, Bolivia, Uruguay, Paraguay and Argentina. In addition we recently made an investment in an offshore services transportation company, which will commence operations in 2005.

     On June 28, 2001, the Company issued 138,443 new shares for $5,295 which were totally subscribed by Inversiones Los Avellanos S.A., one of the Company's original shareholders and was paid $3,297 in 2001 and $1,104 in 2002 and the balance will be payable in July 2005. As of March 31, 2005 the outstanding payment was $894 and was shown as a reduction of shareholders' equity. The Company has an option to repurchase 25,212 of its shares for a total price of $894 from Inversiones Los Avellanos S.A. until July 31, 2005.

     As of March 31, 2005, the shareholders of Ultrapetrol Bahamas are Solimar Holdings Ltd., Inversiones Los Avellanos S.A. and Avemar Holdings (Bahamas) Ltd., a wholly owned subsidiary of the Company, in the proportion of 46.7%, 28.2% and 25.1%, respectively. Since Avemar Holdings (Bahamas) Ltd. granted an irrevocable proxy to Inversiones Los Avellanos S.A. in full for all of its voting powers related to its interest in the Company, as of March 31, 2005, Inversiones Los Avellanos S.A. held 53.3% of the Company's voting rights.

2.   SIGNIFICANT ACCOUNTING POLICIES

     Basis of presentation and principles of consolidation

     The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("US GAAP") for interim financial information. The consolidated balance sheet at December 31, 2004 has been derived from the audited financial statement at that date. The unaudited condensed consolidated financial statements and the consolidated balance sheet do not include all of the information and footnotes required by US GAAP for complete financial statements. All adjustments which, in the opinion of management, are considered necessary for a fair presentation of the results of operations for the periods shown are of a normal, recurring nature and have been reflected in the unaudited condensed consolidated financial statements. The results of operations for the periods presented are not necessarily indicative of the results expected for the full fiscal year or for any future period.

     The condensed consolidated financial statements include the accounts of the Company and its subsidiaries, both majority and wholly owned. Significant intercompany accounts and transactions have been eliminated in consolidation. Investments in 50% or less owned affiliates, in which the Company exercises significant influence, are accounted for by the equity method.

     The condensed statements of operations and cash flows for 2004 have been reclassified to conform with the 2005 presentation of certain items.

3.   PROPERTY AND EQUIPMENT, NET

     The capitalized cost of the property and equipment, and the related accumulated depreciation as of March 31, 2005, and December 31, 2004 is as follows:

                                        March 31, 2005   December 31, 2004
                                       ---------------- -------------------
                                                  Original book value
                                       ------------------------------------

       Ocean-going vessels             $     134,825      $     134,825
       River barges and pushboats            112,689            105,426
       Passengers vessel                      13,500                  -
       Furniture and equipment                 4,757              4,672
       Land and operating base                 4,758              4,758
       Prepayment to supplies                      -              1,242
                                       ---------------- -------------------
       Total original book value             270,529            250,923
       Accumulated depreciation              (93,912)           (90,388)
                                       ---------------- -------------------
       Net book value                  $     176,617      $     160,535
                                       ================ ===================

     As of March 31, 2005, the net book value of the assets pledged as a guarantee of the debt was approximately $167 million.

     -    Cape Pampas sale

     In March 2005 Braddock Shipping Inc. a 60% owned subsidiary, entered into an agreement to sell its vessel, Cape Pampas for a total price of approximately $39,900. The vessel was delivered to the new owners on May 6, 2005, at which time a gain on sale of approximately $22 million was recognized.

     Braddock Shipping Inc. will use part of the proceeds from the sale mentioned above to cancel its financial obligations.

     -    New Flamenco acquisition

     In March 2005, the Company entered into a contract with Cruise Elysia Inc. to purchase a Passengers Vessel, named New Flamenco for a total purchase price of $13.5 million. The purchase price was funded by a combination of funds deposited in the Escrow Account and available cash.

4.   LONG-TERM DEBT AND OTHER FINANCIAL DEBT

                                                                      Nominal value
                                                                     ---------------
                           Financial institution/                                         Accrued
                                    Other             Due-year     Current   Noncurrent   interest     Total    Average rate
                          ---------------------------------------------------------------------------------------------------
  Ultrapetrol Bahamas     Notes                               2014  $     -    $ 180,000      5,670     185,670      9.00 %
  Braddock                Deustche Schiffsbank        through 2006    2,250        7,375         73       9,698  Libor + 1.625%
  UABL Barges             IFC                         through 2011    2,143       12,857        274      15,274  Libor + 3.75%
  UABL Barges             IFC                         through 2009    1,000        4,000        107       5,107  Libor + 3.50%
  UABL Barges             KfW                         through 2009    2,000        8,000        160      10,160  Libor + 3.50%
  UABL Paraguay           Citibank NA                 through 2010      247        1,235          -       1,482  Libor + 2.75%
  UABL Limited            Transamerica Leasing Inc    through 2006    1,767        1,098          -       2,865       7.94%
  UABL Paraguay           Citibank N.K.               through 2005      500            -          9         509       5.58%
                                                                    ----------------------------------------------

      March 31, 2005                                                $ 9,907    $ 214,565    $ 6,293   $ 230,765
                                                                    ==============================================
      December 31, 2004                                             $ 8,337    $ 209,430    $ 1,771   $ 219,538
                                                                    ==============================================

5.   COMMITMENTS AND CONTINGENCIES

     The Company is subject to legal proceedings, claims and contingencies arising in the ordinary course of business. When such amounts can be estimated and the contingency is probable, management accrues the corresponding liability. While the ultimate outcome of lawsuits or other proceedings against the Company cannot be predicted with certainty, management does not believe the costs of such actions will have a material effect on the Company's consolidated financial position or results of operations.

     Bahia Blanca Customs Dispute

     Ultrapetrol S.A., one of the Company's subsidiaries, is involved in a customs dispute with the Customs Authority of Bahia Blanca in Argentina over the alleged unauthorized operation of the Princess Pia in Argentina during 2001. As a result, the Customs Authority of Bahia Blanca issued a resolution claiming the equivalent to $1,610 as import taxes and the equivalent to $1,610 as fines. In response to said resolution, on March 16, 2004, Ultrapetrol S.A. submitted an appeal with the Argentine Tax Court arguing that it did not breach any applicable customs laws since the Princess Pia operated within Argentine territory only during the periods in which it was expressly authorized by the competent authorities. Said appeal is pending resolution by the Argentine Tax Court. Based upon the facts and circumstances of the case, the existing regulations and applicable insurance coverage, the Company does not believe that the outcome of this matter should have a material impact on its financial position or results of operations.

     Brazilian Customs Dispute

     Ultrapetrol S.A. is involved in a customs dispute with the Brazilian Customs tax authorities over the alleged infringement of customs regulations by the Alianza G3 and Alianza Campana (collectively, the "Vessel") in Brazil during 2004. As a result, the Brazilian Customs tax authorities commenced an administrative proceeding and applied the penalty of apprehension of the Vessel which required the Vessel to remain in port or within a maximum of five nautical miles from the Brazilian maritime coast. The maximum custom penalty that could be imposed would be confiscation of the Vessel, which is estimated by the Brazilian Customs tax authorities to be valued at $4,560. On the same day that Ultrapetrol S.A. presented its defense to this administrative proceeding, a writ of injunction was filed on behalf of Ultrapetrol S.A. seeking a judicial authorization allowing the return of the Vessel to Boias de Xareu, which is located almost 20 nautical miles from the Brazilian maritime coast, so the Vessel could resume its prior services. The preliminary injunction was granted by the court in favor of Ultrapetrol S.A. on September 17, 2004, conditioned on the weekly presentation of shipping letters describing the location of the Vessel.

     On February 22, 2005, the Company was notified of the decision that grounds on which the tax assessment was based were ratified. In response to this decision, on February 28, 2005, the Company presented a specific request for clarification of the decision. The Company simultaneously presented a petition to the Secretary of the Brazilian Internal Revenue Service requesting the replacement of the confiscation penalty applied to the vessel by a penalty corresponding to 1% (one percent) of the value of the vessel. Both of the Company request made on February 28, 2005 are still pending judgment.

     In case the Company is not successful on the merits, under applicable insurance coverage, it could request from The Standard Club, the Vessel's P&I insurer, an indemnity corresponding to the value of the Vessel. Based upon the facts and circumstances of the case, including the fact that the Vessel was operating under a specific written authorization officially granted by the Brazilian government, the existing regulations and applicable insurance coverage, the Company does not believe that the outcome of this matter should have a material impact on its financial position or results of operations.

6.   INCOME TAXES

     The Company operates through its subsidiaries, which are subject to several tax jurisdictions, as follows:

     a)   Panama

          The earnings from shipping operations were derived from sources outside Panama and such earnings were not subject to Panamanian taxes.

     b)   Paraguay

          Two of the Company's subsidiaries, Parfina S.A. and Oceanpar S.A. are subject to Paraguayan corporate income taxes. In addition, since acquisition of UABL, four subsidiaries of UABL Limited, UABL Paraguay, Parabal S.A., Yataiti and Riverpar are subject to Paraguayan corporate income taxes.

     c)   Argentina

          Ultrapetrol S.A. is subject to Argentine corporate income taxes. Since the UABL acquisition, in addition to this subsidiary, two subsidiaries, UABL S.A. and Sernova are subject to Argentine corporate income taxes.

          In Argentina, the tax on minimum presumed income ("TOMPI"), supplements income tax since it applies a minimum tax on the potential income from certain income generating-assets at a 1% tax rate. The Company's tax obligation in any given year will be the higher of these two tax amounts. However, if in any given tax year tax on minimum presumed income exceeds income tax, such excess may be computed as payment on account of any excess of income tax over TOMPI that may arise in any of the ten following years.

     d)   Chile

          Corporacion de Navegacion Mundial S.A. is subject to Chilean corporate income taxes.

     e)   The United States

          Certain entities, defined as "Qualified Foreign Corporations", are exempt from United States of America ("U.S.") corporate income tax on U.S. source income from their international shipping operations ("shipping income"), pursuant to Section 883 of the US tax code. A corporation will be considered a Qualified Foreign Corporation if (i) its country of incorporation is a "Qualified Foreign Country" which, as defined, is a foreign country that exempts US corporations from income tax on its shipping income (the "Incorporation Test"), (ii) it meets the "Ultimate Owner Test", and (iii) it files a US Federal income tax return (Form 1120F) to claim the Section 883 exemption. A corporation meets the Ultimate Owner Test if (a) more than 50% of the value of its stocks is ultimately owned by "Qualified Shareholders" which, as defined, includes individuals who are tax residents of one or more Qualified Foreign Countries that exempt U.S. persons from tax on shipping earnings, (b) the scope of the exemption provided by such jurisdictions is broad enough to cover the type of shipping income (e.g. freight income, time charter hire or bareboat charter hire) earned by the foreign corporation and (c) the corporation obtains ownership statements, signed under penalties of perjury, from its beneficial owners and all intermediate owners, that enable the corporation to evidence that more than 50% of the value of its stock is ultimately owned by individuals who are tax residents of one or more foreign countries that exempt U.S. persons from tax on shipping earnings. For the three months period ended March 31, 2005 and 2004 Princely and Ultracape (Holdings) Ltd. satisfied the Incorporation Test because they are incorporated in Panama and Bahamas, respectively, which provide the required exemption to U.S. corporations as confirmed by Revenue Ruling 2001-48. In addition, we believe that each of Princely and Ultracape have obtained ownership statements from their ultimate individual owners and all intermediate owners to evidence that more than 50% of the value of their outstanding shares are ultimately owned by Qualified Shareholders. Consistent with the prior years, Princely and Ultracape will file IRS Form 1120F for the year 2005 to claim the Section 883 exemption.

          Based on the foregoing, the Company expects all of its income to be exempt from U.S. income taxes for the year ended December 31, 2005.

          Ultrapetrol Bahamas accounts for income taxes under the liability method in accordance with SFAS No. 109 Accounting for Income Taxes.

          Under this method, deferred tax assets and liabilities are established for temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities at each period end. Deferred tax assets are recognized for all temporary items and an offsetting valuation allowance is recorded to the extent that it is not more likely than not that the asset will be realized.

7.   RELATED PARTY TRANSACTIONS

     As of March 31, 2005 and December 31, 2004, the balances of receivable from related parties were as follows:

                                               March 31, 2005  December 31, 2004
                                             ----------------- ----------------
     Current:
     Receivable from related parties
     -        Ravenscroft Shipping Inc.         $   1,631       $     2,533
     -        Up offshore and its subsidiaries         54                76
     -        Maritima Sipsa S.A.                     446               754
     -        Oceanmarine                             437               204
     -        Comintra                              1,500               250
     -        Other                                   176               116
                                               --------------- ----------------
                                                $   4,244       $     3,933
                                               =============== ================
     Noncurrent:
     Loans receivable from related parties
     -        OTS S.A. (1)                      $     703       $       260
     -        Puerto del Sur S.A. (2)               2,280             2,280
                                               --------------- ----------------
                                                $   2,983       $     2,540
                                               =============== ================

     (1)  This loan accrues no interest and has no maturity date.
     (2) This loan accrues interest at a nominal interest rate of 3% per year, payable semiannually. The principal will be repaid in 8 equal semiannual installments, beginning on June 30, 2006.

     As of March 31, 2005 and December 31, 2004 the balance of payable to related parties were as follows:

                                               March 31, 2005  December 31, 2004
                                             ----------------- ----------------

     Payable to related parties
     -        Ravencroft Shipping Inc           $     148       $       587
     -        OTS S.A.                                346               146
     -        Other                                    27                35
                                               --------------- ----------------
                                                $     521       $        768
                                               =============== ================

     For the three months period ended March 31, 2005 and 2004, the revenues derived from related parties were as follows:

                                                    For the three-month period
                                                          ended March 31
                                                    2005                 2004

      -        UABL and its subsidiaries        $       -       $     2,737
      -        Maritima Sipsa S.A.                    617               617
                                               --------------- ----------------
           Total                                $     617       $       3,354
                                               =============== ================

     Management fee and other services

     The Company through certain of its subsidiaries has contracted with Oceanmarine, a company under the same common control as Ultrapetrol, for certain administrative services. This agreement stipulates a fee of $10 per month and per vessel. Pursuant to the individual ship management agreement between Ravenscroft Ship Management Ltd., a Bahamas Corporation ("Ravenscroft Bahamas") under the same common control as Ultrapetrol, and the Company's relevant vessel-owning subsidiaries, Ravenscroft Bahamas has agreed to provide certain ship management services for all of the Company's vessels. Ravenscroft Bahamas has subcontracted the provision of these services to Ravenscroft Shipping Inc., a Miami-based related party of the Company. This agreement stipulates a fee of $12.5 per month and per vessel.

     Under these contracts, these related parties are to provide all services necessary for such companies to operate, including but not limited to crewing, insurance, accounting and other required services. Additionally, commissions and agency fees are paid to those related parties.

     For the three months period ended March 31, 2005 and 2004, management fees expensed to these related parties for such services amounted to:

                                                    2005               2004
                                              ------------------ ---------------

     Oceanmarine                              $       150       $       258
     Ravenscroft                                      276               232
                                              ----------------- ----------------
     Total                                    $       426       $       490
                                              ================== ===============

     Additionally,   during  December  2004  the  Company  paid  in  advance  to
     Oceanmarine some administrative fees for the year 2005 for about $240. As of March 31, 2004, such amount was recorded in Prepaid expenses.

     For the three months period ended March 31, 2005 and 2004, Ravenscroft has provided certain other services to the Company in the amount of $241 and $280, respectively.

     For the three months period ended March 31, 2004, ship management fees expensed for Lonehort S.A., a shipping agent wholly owned by UABL, for vessel administration services amounted to $1,736.

     The expense recovery from UABL totaled $131 for the three months period ended March 31, 2004 and the administrative services fees to UABL totaled $87 during the three months period ended March 31, 2004.

     Venecia stock sold

     In October 2001, the Company sold Venecia, a wholly owned subsidiary, to a related party, Windsor Financial Services Inc., at its book value with a remaining other receivable balance of $834 as of March 31, 2005 and December 31, 2004.

     Sale and repurchase of vessel Princess Marina

     In 2003 the Company entered into certain transactions to sell, and repurchase in 2006, to and from Maritima Sipsa S.A., a 49% owned company, the vessel Princess Marina.

     The combined effect of the sale at $15,100, repurchase at $7,700 and a loan granted to Maritima Sipsa S.A. for $7,400 resulted in no cash flow on consolidated basis at the time of execution. The loan is repaid to the Company on a quarterly basis over a three-year period ending in June 2006, when the vessel will be delivered to the Company.

     The transaction was recognized in the Company's statements of operations as a lease, reflecting quarterly payments as charter revenues for $617 in the three months period ended March 31, 2005 and 2004, while the vessel remains presented in the accompanying balance sheets as an asset.

     Administration agreement with UP Offshore

     On June 25, 2003 the Company signed an administration agreement with UP Offshore.

     Under this agreement Ultrapetrol agrees to assist UP Offshore by providing management services required by the latter, including providing the services of the Chief Executive Officer and to provide ongoing management and commercial advisory services up to 2013.

     The parties agreed that Ultrapetrol professional fees under this agreement shall be the 2% of UP Offshore annual EBITDA. None of such fees has been recognized in three months period ended March 31, 2005 and 2004, because UP Offshore has not commenced its commercial operations.

8.   BUSINESS AND GEOGRAPHIC SEGMENT INFORMATION

     Since the UABL Equity Acquisition, the Company organizes its business and started to evaluate performance by its new three operating segments, ocean, river and offshore business. Prior to such acquisition the Company operated with no segments. The accounting policies of the reportable segments are the same as those for the condensed consolidated financial statement. The Company does not have significant intersegment transactions. These segments and their respective operations are as follows:

     Ocean business: consists of international and inland transportation of petroleum and dry-cargo products by oceangoing vessels owned by its subsidiaries.

     River business: consists of river transportation of refined petroleum and dry-cargo products by barges owned by its subsidiaries.

     Offshore business: consists of platform supply vessels to provide transportation services to the offshore petroleum exploration and production companies. Such vessels are currently under construction and expected to operate in 2005.

     Ultrapetrol's oceangoing vessels operate on a worldwide basis and are not restricted to specific locations. Also, Ultrapetrol's river barges operate a river transportation business on the Parana, Paraguay and Uruguay rivers and part of River Plate in Argentina, Bolivia, Brazil, Paraguay and Uruguay. Accordingly, it is not possible to allocate the assets of these operations to specific countries. In addition, the Company does not manage its operating profit on a geographic basis.

                                                For the three-month period
                                                      ended March 31,
                                           ------------------------------------
                                                  2005               2004
                                           ------------------- ----------------
     Revenues (1)

     -        South America               $        12,800     $         2,693
     -        Europe                               13,158               9,747
     -        Asia                                  3,859               3,643
     -        Central America                         158               2,726
                                          ------------------- -----------------
                                          ------------------- -----------------
                                          $        29,975     $        18,809
                                          =================== =================

      (1) Classified by country of domicile of charterers.

     The following schedule presents segment information about the Company's operations for the three-month period ended March 31, 2005:

                                  Ocean         River         Offshore       Other
                                  business      business      business       business          Total
                                  --------      --------      --------       --------          -----
Revenues                         $   16,066     $  12,533     $        -     $    1,376 (1)    $   29,975
Running and voyage expenses           3,169         9,757              -            988            13,914
Depreciation and amortization         3,637         1,549              -            109             5,295
Segment operating profit              8,105           494              -            175             8,774
Financial income                        179             -              -              -               179
Financial expenses                    4,025           574              -             14             4,613
Income tax provision                     13           159              -              -               172
Segment assets                      175,822        85,086         13,330         16,761           290,999
Investments in affiliates               195         2,376         13,330              -            15,901
Additions to long-lived assets   $       63     $   6,043     $        -      $  13,500        $   19,606

(1) Revenues from segment below the quantitative thresholds are attributable to cruise business.

9.   SUPPLEMENTAL GUARANTOR INFORMATION

     On November 24, 2004, the Company issued $180 million 9% First Preferred Ship Mortagage Notes due 2014.

     The 2014 Senior Notes are fully and unconditionally guaranteed on a joint and several senior basis by the majority of the Company's subsidiaries directly involved in our ocean business.

     The  Indenture  provides  that  the  2014  Senior  Notes  and  each  of the guarantees granted by Subsidiaries, other than the Mortgage, are governed by, and construed in accordance with, the laws of the state of New York. Each of the mortgaged vessels is registered under either the Panamanian flag, or another jurisdiction with similar procedures. All of the Subsidiary Guarantors are outside of the United States.

     Supplemental condensed combining financial information for the Guarantor Subsidiaries for the 2014 Senior Notes is presented below. This information is prepared in accordance with the Company's accounting policies. This supplemental financial disclosure should be read in conjunction with the condensed consolidated financial statements.


                                    SUPPLEMENTAL CONDENSED COMBINING BALANCE SHEETS

                                           AS OF MARCH 31, 2005 (UNAUDITED)

                                     (stated in thousands of U.S. dollars)

                                                                  Combined         Combined                             Total
                                                                 subsidiary     non-subsidiary    Consolidating     consolidated
                                                 Parent          guarantors       guarantors       adjustments         amounts
                                            ----------------- ---------------------------------- ----------------- ----------------
Current assets
Receivables from related parties             $    113,930      $      10,452     $     4,049       $   (124,187)     $      4,244
Other current assets                                4,262             11,740          28,984                  -            44,986
                                            ----------------- ---------------------------------- ----------------- ----------------
Total current assets                              118,192             22,192          33,033           (124,187)           49,230
                                            ----------------- ---------------------------------- ----------------- ----------------

Noncurrent assets
Property and equipment, net                             -            106,100          70,517                  -           176,617
Investment in affiliates                           75,799                  -          15,901            (75,799            15,901
Other noncurrent assets                            24,406             14,605          10,240                  -            49,251
                                            ----------------- ---------------------------------- ----------------- ----------------
Total noncurrent assets                           100,205            120,705          96,658            (75,799)          241,769
                                            ----------------- ---------------------------------- ----------------- ----------------
Total assets                                 $    218,397      $     142,897     $   129,691       $   (199,986)     $    290,999
                                            ================= ================================== ================= ================

Current liabilities
Payables to related parties                  $          -      $     109,307     $    15,401       $   (124,187)     $        521
Other financial debt                                5,670                  -          11,234                  -            16,904
Other current liabilities                              27              5,893           8,624                  -            14,544
                                            ----------------- ---------------------------------- ----------------- ----------------
Total current liabilities                           5,697            115,200          35,259           (124,187)           31,969
                                            ----------------- ---------------------------------- ----------------- ----------------

Noncurrent liabilities
Long-term debt                                    180,000                  -               -                  -           180,000
Other financial debt, net of current portion            -                  -          34,565                  -            34,565
Other noncurrent liabilities                            -                  -             219                  -               219
                                            ----------------- ---------------------------------- ----------------- ----------------
Total noncurrent liabilities                       180,000                 -          34,784                  -           214,784
                                            ----------------- ---------------------------------- ----------------- ----------------
Total liabilities                                  185,697           115,200          70,043           (124,187)          246,753

Minority interests                                      -                  -               -              6,814             6,814

Minority interests subject to put right                 -                  -               -              4,732             4,732

Shareholders' equity                         $     32,700      $      27,697     $    59,648       $    (87,345)     $     32,700
                                            ----------------- ---------------------------------- ----------------- ----------------

 Total liabilities, minority interests
   and shareholders' equity                  $    218,397      $     142,897     $   129,691       $   (199,986)     $    290,999
                                            ================= ================================== ================= ================

                                      SUPPLEMENTAL CONDENSED COMBINING BALANCE SHEETS

                                                    AS OF DECEMBER 31, 2004

                                              (stated in thousands of U.S. dollars)

                                                                  Combined         Combined                             Total
                                                                 subsidiary     non-subsidiary    Consolidating     consolidated
                                                 Parent          guarantors       guarantors       adjustments         amounts
                                          ----------------- ---------------- ----------------- ----------------- ----------------
Current assets
Receivables from related parties           $    101,870      $       3,332     $    2,862       $   (104,131)     $      3,933
Other current assets                                627             11,440         21,131                  -            33,198
                                          ----------------- ---------------- ----------------- ----------------- ----------------
Total current assets                            102,497             14,772         23,993           (104,131)           37,131
                                          ----------------- ---------------- ----------------- ----------------- ----------------

Noncurrent assets
Property and equipment, net                           -             95,353         65,182                  -           160,535
Investment in affiliates                         71,646                  -         15,607            (71,646)           15,607
Other noncurrent assets                          36,588             15,305          8,482                  -            60,375
                                          ----------------- ---------------- ----------------- ----------------- ----------------
Total noncurrent assets                         108,234            110,658         89,271            (71,646)          236,517
                                          ----------------- ---------------- ----------------- ----------------- ----------------
Total assets                               $    210,731      $     125,430     $  113,264       $   (175,777)     $    273,648
                                          ================= ================ ================= ================= ================

Current liabilities
Payables to related parties                $          -      $      97,184     $    7,715       $   (104,131)     $        768
Other financial debt                              1,620                  -          9,183                  -            10,803
Other current liabilities                           201              4,854          7,064                  -            12,119
                                          ----------------- ---------------- ----------------- ----------------- ----------------
Total current liabilities                         1,821            102,038         23,962           (104,131)           23,690
                                          ----------------- ---------------- ----------------- ----------------- ----------------

Noncurrent liabilities
Long-term debt                                   180,000                 -              -                  -           180,000
Other financial debt, net of current portion          -                  -         29,610                  -            29,610
Other noncurrent liabilities                          -                  -            219                  -               219
                                          ----------------- ---------------- ----------------- ----------------- ----------------

Total noncurrent liabilities                     180,000                 -         29,829                  -           209,829
                                          ----------------- ---------------- ----------------- ----------------- ----------------
Total liabilities                                181,821           102,038         53,791           (104,131)          233,519

Minority interests                                     -                 -              -              6,468             6,468

Minority interests subject to put right                -                 -              -              4,751             4,751

Shareholders' equity                       $     28,910      $      23,392     $   59,473       $    (82,865)     $     28,910
                                          ----------------- ---------------- ----------------- ----------------- ----------------

 Total liabilities, minority interests
   and shareholders' equity                $    210,731      $     125,430     $  113,264       $   (175,777)     $    273,648
                                          ================= ================ ================= ================= ================


                             SUPPLEMENTAL CONDENSED COMBINING STATEMENTS OF OPERATIONS

                            FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2005 (UNAUDITED)

                                        (stated in thousands of U.S. dollars)


                                                            Combined         Combined                             Total
                                                           subsidiary     non-subsidiary    Consolidating     consolidated
                                           Parent          guarantors       guarantors       adjustments         amounts
                                    ----------------- ---------------- ----------------- ----------------- ----------------
Revenues                            $           -       $    17,024      $     14,600    $      (1,649)    $     29,975

Operating expenses                           (289)           (8,671)          (13,890)           1,649          (21,201)
                                    ----------------- ---------------- ----------------- ----------------- ----------------
Operating profit (loss)                      (289)            8,353               710                -            8,774

Other income (expenses)                     4,079            (4,035)             (672)          (3,797)          (4,425)
                                    ----------------- ---------------- ----------------- ----------------- ----------------
Income before income tax and
minority interest                           3,790             4,318                38           (3,797)           4,349

Income taxes                                    -               (13)             (159)               -             (172)
Minority interest                               -                 -                 -             (387)            (387)
                                    ----------------- ---------------- ----------------- ----------------- ----------------
Net income (loss)                   $       3,790       $     4,305      $       (121)   $      (4,184)    $      3,790
                                    ================= ================ ================= ================= ================


                                         SUPPLEMENTAL CONDENSED COMBINING STATEMENTS OF OPERATIONS

                                        FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2004 (UNAUDITED)

                                                         (stated in thousands of U.S. dollars)


                                                            Combined         Combined                             Total
                                                           subsidiary     non-subsidiary    Consolidating     consolidated
                                           Parent          guarantors       guarantors       adjustments         amounts
                                    ----------------- ---------------- ----------------- ----------------- ----------------
Revenues                            $           -       $    16,860      $      1,949    $           -     $     18,809

Operating expenses                           (349)          (10,187)           (1,086)               -          (11,622)
                                    ----------------- ---------------- ----------------- ----------------- ----------------
Operating profit (loss)                      (349)            6,673               863                -            7,187

Other income (expenses)                     3,440            (3,598)              293           (3,865)          (3,730)
                                    ----------------- ---------------- ----------------- ----------------- ----------------
Income before income tax and
   minority interest                        3,091             3,075             1,156           (3,865)           3,457

Income taxes                                    -               (52)                -                -              (52)
Minority interest                               -                 -                 -             (314)            (314)
                                    ----------------- ---------------- ----------------- ----------------- ----------------
Net income                          $       3,091       $     3,023      $      1,156    $      (4,179)    $      3,091
                                    ================= ================ ================= ================= ================



                               SUPPLEMENTAL CONDENSED COMBINING STATEMENTS OF CASH FLOW

                             FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2005 (UNAUDITED)

                                           (stated in thousands of U.S. dollars)



                                                            Combined         Combined                             Total
                                                           subsidiary     non-subsidiary    Consolidating     consolidated
                                           Parent          guarantors       guarantors       adjustments         amounts
                                    ----------------- ---------------- ----------------- ----------------- ----------------

Net income (loss)                      $    3,790       $     4,305       $     (121)      $    (4,184)       $    3,790
Adjustments to reconcile net income
  (loss) to net cash provided by
  operating activities                     (3,657)            2,998            4,785             4,184             8,310
                                    ----------------- ---------------- ----------------- ----------------- ----------------
Net cash provided by operating                133             7,303            4,664                 -            12,100
   activities

Net cash used in investing
   activities                              (8,293)          (14,840)          (6,753)            8,582           (21,304)

Net cash provided by financing
   activities                              12,016             5,693            7,720            (8,582)           16,847
                                    ----------------- ---------------- ----------------- ----------------- ----------------
Net increase (decrease) in cash and
   cash equivalents                    $    3,856       $    (1,844)      $    5,631                 -        $    7,643
                                    ================ ================= ================= ================= =================


                                    SUPPLEMENTAL CONDENSED COMBINING STATEMENT OF CASH FLOW

                                   FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2005 (UNAUDITED)

                                              (stated in thousands of U.S. dollars)

                                                            Combined         Combined                             Total
                                                           subsidiary     non-subsidiary    Consolidating     consolidated
                                           Parent          guarantors       guarantors       adjustments         amounts
                                    ----------------- ---------------- ----------------- ----------------- ----------------

Net income                             $   3,091        $    3,023        $    1,156        $ (4,179)        $    3,091
Adjustments to reconcile net income
   to net cash provided by
   operating activities                   (3,865)            7,715               688           4,179              8,717
                                    ----------------- ---------------- ----------------- ----------------- ----------------
Net cash (used in) provided by              (774)           10,738             1,844               -             11,808
   operating activities

Net cash provided by (used in)
   investing activities                   11,089             3,824            (6,667)        (15,474)            (7,228)

Net cash provided by (used in)
   financing activities                   (2,782)          (16,274)            4,725          15,474              1,143
                                    ----------------- ---------------- ----------------- ----------------- ----------------
Net increase (decrease) in cash and
   cash equivalents                    $   7,533        $   (1,712)       $      (98)       $      -         $    5,723
                                    ================ ================= ================= ================= =================


10.  SUBSEQUENT EVENTS

     -    World Renaissance acquisition

     On April 6, 2005 the Company purchased at auction for a price of $3.4 million the cruise vessel World Renaissance which was delivered and fully paid for on April 19, 2005.

     -    Mt sun Chemist acquisition

     On April 28, 2005 the Company agreed to purchase the product tanker Mt Sun Chemist for a total price of $10.3 million.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                          ULTRAPETROL (BAHAMAS) LIMITED
                                  (registrant)




Dated:  May 15, 2005                                 By:  /s/ Felipe Menendez
                                                          -------------------
                                                          Felipe Menendez
                                                          President






02351.0008 #571964